SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
3 August to 1 September 2015

DATE	DETAIL

01 September 2015	Total Voting Rights

01 September 2015	Block Listing – Six Monthly Return

27 August 2015	Annual Report – Group Companies with listed debt

25 August 2015	Transaction in Own Shares

24 August 2015	Transaction in Own Shares

21 August 2015	Transaction in Own Shares

20 August 2015	Transaction in Own Shares

19 August 2015	Transaction in Own Shares

18 August 2015	Transaction in Own Shares

17 August 2015	Transaction in Own Shares

12 August 2015	Transaction in Own Shares

11 August 2015	Transaction in Own Shares

07 August 2015	Transaction in Own Shares

07 August 2015	Notification of Major Interest in National Grid Ordinary Shares

07 August 2015	Notification of Directors’ Interests – NG Share Incentive Plan

05 August 2015	Transaction in Own Shares

05 August 2015	Notification of Directors’ Interests – Dividend Reinvestment

05 August 2015	Notification of Major Interest in National Grid Ordinary Shares

04 August 2015	Transaction in Own Shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:
6 August 2015: Share Buyback Programme
5 August 2015: Total Voting Rights
4 August 2015: National Grid plc — Scrip Dividend